Exhibit 97.1

INTEGRATED MEDIA TECHNOLOGY LIMITED
INSIDER TRADING POLICY

Effective Date: November 2025

Applies to all employees, officers and Board members of IMTE

1.	INTRODUCTION AND PURPOSE:

1.1.	Since the common stock of Integrated Media Technology Ltd. (“IMTE” or the “Company”) is publicly traded, the Company, its directors, officers, and employees, including employees of any subsidiary or affiliated company of IMTE, are subject to “insider trading” laws. IMTE and its subsidiaries are collectively referred to as “IMTE” or the “Company”. Such laws prohibit individuals with Material Non-Public Information (as defined herein) with respect to a company from making decisions to purchase, sell, give away or otherwise trade the company’s securities or the securities of certain other companies or to provide that information to others outside the company or from giving such information to another person (commonly known as “tipping”). In addition, such laws require companies and supervisory personnel to affirmatively supervise the actions of employees. This Policy applies to all transactions in (i) IMTE’s common stock, options to purchase common stock and any other securities IMTE may issue from time to time, such as preferred stock, warrants and convertible debt securities, as well as derivative securities relating to IMTE’s stock, whether or not issued by IMTE, such as exchange traded options and (ii) the securities of certain other companies, including common stock, options and other securities issued by those companies as well as derivative securities relating to any of those companies’ securities, where the person trading used information obtained while working for the Company.

The purpose of this Policy is to:

●	require that all IMTE Personnel be attentive to and comply with applicable laws and regulations relating to insider trading; and

●	maintain the integrity and reputation of IMTE and its directors, officers and employees.

2.	SCOPE:

This Policy applies to all directors, officers and employees of IMTE (collectively, “IMTE Personnel”). Additionally, IMTE Personnel are responsible for compliance with this policy by their spouses, family members and others living in their households, business partners and any other people or entities who might reasonably be deemed to have a relationship (legal, personal or otherwise) meriting coverage including, without limitation, any investment fund, trust, retirement plan, partnership, corporation or other entity over which you have the ability to influence or direct investment decisions concerning securities; provided, however, that this Policy shall not apply to any such entity that engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) if such entity has established its own insider trading controls and procedures in compliance with applicable securities laws. Therefore, all references in this Policy to IMTE Personnel shall also apply to such people. IMTE Personnel are also expected to advise all consultants and contractors engaged by the Company of this Policy and advise such persons that they are expected to adhere to this Policy while engaged by the Company as if employed by the Company.

Directors, officers and employees of the Company should carefully read this Policy and are required to sign the attached statement acknowledging that they have read and understood the Policy.

The Company has appointed the Chief Executive Officer as the compliance officer (the “Compliance Officer”) for this Policy.

3.	POLICY:

3.1.	Prohibition Against Trading on Material Non-Public Information:

No IMTE Personnel may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company at any time when in possession of Material Non-Public Information. For purposes of this Policy, the terms “sale”, “transactions”, “trade” and “trading”, as they apply to the Company’s securities, shall include gifts of IMTE securities by IMTE Personnel. If Material Non-Public Information relating to the Company has not been available to the public for at least one (1) full trading day, IMTE Personnel are prohibited from trading in Company securities or directly or indirectly disclosing the Material Non-Public Information to any other persons. For example, if the Company makes an announcement of a material event after the start of trading on a Monday, IMTE Personnel would not be able to trade IMTE securities until Wednesday (assuming Tuesday is a trading day). In order for the information to be deemed to be available to the public, such information must be known through an official announcement, not through rumors or an unofficial announcement.

Material Non-Public Information: Material Non-Public Information is any information about a company or its business not generally available to the public which a reasonable investor would want to know before making an investment decision. In other words, any information that could reasonably be expected to affect the market price of a security is material information. The Securities and Exchange Commission (the “SEC”) and the courts have generally given a broad interpretation to what is considered “Material Information.”

Common examples of Material Information include:

●	developments with any of the Company’s products;

●	results of clinical trials;

●	patent related developments or milestones;

●	significant litigation or litigation developments

●	information on a transaction significantly affecting Company’s financial condition;

●	projections of future earnings or losses;

●	news of a pending or proposed merger, acquisition or tender offer;

●	news of a significant regulatory approval or rejection;

●	changes in management;

●	major new products;

●	impending bankruptcy or financial liquidity problems;

●	the gain or loss of a substantial contract;

●	important financing transactions.

The foregoing list is not exhaustive — any information that might be considered important to an investor may be considered “material.” If you have any questions concerning any situation or transaction that you believe might violate this Policy, you should promptly bring it to the attention of the Company’s Compliance Officer.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

3.2.	Trading Blackout Period:

To avoid the appearance of trading on Material Non-Public Information relating to earnings, no director, officer or employee of the Company may purchase or sell securities of the Company during the period commencing on the day that is ten (10) calendar days immediately prior to the last day of each calendar quarter and ending at the commencement of trading on Nasdaq on the second (2nd) full trading day after the Company makes its public quarterly earnings announcement. For example, for the quarter ended December 31, this trading prohibition would commence on December 21. If the Company made its quarterly earnings announcement after the start of trading on February 19, the trading prohibition would end as of the commencement of trading on Nasdaq on February 21, assuming that February 20 and February 21 were both trading days. It is important to note that compliance with this blackout period trading prohibition will not relieve liability for trading on or tipping Material Non-Public Information at other times.

The Blackout Period also applies to the discretionary use of outstanding Company securities to constitute part or all of the exercise price of an option, any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

3.3.	Transactions by Family Members; Transactions After Your Employment Ends:

The very same restrictions apply to family members and any other individuals living in the household of a director, officer or employee. Directors, officers and employees are expected to be responsible for the compliance of their immediate family and personal household.

If your employment with the Company ends at a time when you have or think you may have Material Non-Public Information about the Company or its business partners, the prohibition on trading on such information continues until such information is absorbed by the market following public announcement or until such time as the information is no longer material.

3.4.	Transactions Under Company Plans

This Policy does not apply to purchases of the Company’s common stock under the Company’s employee stock purchase plan resulting from your regular payroll deductions under the plan pursuant to the election you made at the time of your enrollment in the plan. This Policy does apply, however, to (a) your election to participate in the plan for any enrollment period, (b) any election by you to increase or decrease the rate of your payroll deductions and (c) your sales of the Company’s common stock purchased pursuant to the plan.

3.5.	No Tipping Information to Others:

IMTE Personnel must not pass Material Non-Public Information on to others (commonly known as “tipping”). Penalties under federal securities laws apply whether or not the tipper derives a benefit from a tippee’s actions. In fact, the SEC has imposed substantial penalties on tippers even though they did not profit from their tippee’s trading.

3.6.	No Trading in Securities of Certain Other Companies:

If any IMTE Personnel have obtained any Material Non-Public Information relating to another company with which the Company has done or is doing business, such personnel may not buy or sell securities of such other company or engage in any other action to take advantage of, or pass on to others, that information. This includes Material Non-Public Information relating to the existence of a transaction or possible transaction with another company.

3.7.	Receive Clearance Prior to Any Transaction in Securities:

To avoid any inadvertent violation of trading prohibitions and to enable directors and officers to file their Form 4 reports under Section 16(a) of the Exchange Act on a timely basis, no officer, director or employee of IMTE may purchase or sell securities of the Company unless the officer, director or employee submits a request to transact in company stock form which is approved in advance by the Company’s Compliance Officer.

Once the transaction is cleared, it must be completed within three (3) trading days of approval. An officer, director or employee must confirm to the Compliance Officer that such transaction was completed no later than the close of business on the date such transaction is completed and shall provide the Compliance Officer with all of the information required to complete a Form 4 reporting such transaction (e.g. the date of the transaction, whether the transaction was an acquisition or disposition, the number of securities involved in the transaction, the price or prices at which the securities were acquired or disposed of, the amount of such securities beneficially owned after the transaction, the nature of the ownership).

3.8.	Rule 10b5-1 Arrangements for Selling Company Securities:

Rule 10b5-1 under the Securities Exchange Act of 1934 creates the presumption that a person aware of Material Non-Public Information has “used” that information in trading, subject to designated affirmative defenses aimed at showing that the information was not a factor in the trading decision. These affirmative defenses to the SEC’s awareness-equals-use presumption in Rule 10b5-1 are exclusive and rather narrow. Under Rule 10b5-1, a person found to be “aware” of Material Non-Public Information at the time of a trade must prove that before becoming aware of the information, he or she had (1) entered into a binding contract to make such trade, (2) instructed another person to make the trade for his or her account, or (3) adopted a written plan for trading pursuant to which such trade was made. Such contract, instruction or plan must have either: (a) specified the amount to be purchased or sold, the price (which may be a particular dollar price or the market price on a particular date or a limit price) and the date on which the securities were to be purchased or sold (which may be any date during the period a limit order is in effect), (b) included a written formula or algorithm or computer program for determining amount, price and date, or (c) permitted the trading person to exercise no influence over how, when or whether to effect purchases or sales.

Rule 10b5-1 will protect officers and directors from insider trading liability under Rule 10b-5 for transactions under a previously established contract, plan or instruction. Purchases and sales of securities of the Company by officers and directors pursuant to arrangements that satisfy the requirements of Rule 10b5-1 and that are approved by the Compliance Officer before they are implemented will be exempt from the restrictions of this Policy.

3.9.	Legal Consequences:

A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has Material Non-Public Information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided. In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed Material Non-Public Information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction. The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable in multiple times of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

3.10.	Company Sanctions:

In addition to the legal consequences associated with violations of “insider trading” laws, IMTE Personnel who fail to comply with this Policy can be subject to sanctions imposed directly by the Company, including dismissal for cause.

3.11.	Short-Swing Profits for Directors and Officers:

Under federal law, “short-swing” profits belong to and are recoverable by the Company. The Company cannot waive its right to recover short-swing profits; if the Company fails or refuses to collect the profits, a shareholder may commence a lawsuit for collection on behalf of the Company. This federal law applies regardless of whether the director or officer was actually in possession of inside information. Lack of intent to trade on inside information is similarly irrelevant.

Short-swing profits include any “profit” resulting from any combination of purchase and sale or sale and purchase of Company securities, including derivative securities, within six-months of each other. The highest sale price of any securities sold during the six month period will be matched against the lowest purchase price of any securities purchased to determine if a short-swing profit exists. The order in which the purchase and sale occurred and the fact that they may have involved different shares in the Company are both irrelevant to whether a “profit” exists.

3.12.	Short Sales:

Federal law prohibits directors and officers of the Company from making “short” sales of Company securities. A short sale is the sale of securities where the Company securities are not actually owned and where delivery on the sale is made with borrowed or subsequently purchased securities. It is unlawful and improper for a director or officer to sell Company securities which he or she does not own.

4.	COMMUNICATION AND TRAINING:

This Policy shall be circulated upon its adoption to all employees, officers and directors. It shall also be provided to all new employees of the Company. All employees will be required to acknowledge in writing their receipt and understanding of this Policy. The Chief Executive Officer shall conduct (or cause to be conducted) appropriate communication and training (both initial and periodic) for employees to ensure that they are apprised of the requirements of this Policy.

INTEGRATED MEDIA TECHNOLOGY LTD.

INSIDER TRADING POLICY ACKNOWLEDGEMENT

TO:	Chief Executive Officer

FROM:
Print Name:

Position (within IMTE or its subsidiaries or affiliated companies)

This is to acknowledge that I have received, read and understand the Company’s Insider Trading Policy. I agree to comply fully with all of its terms.

Signature

Date

PLEASE SIGN, DATE, AND RETURN THIS ACKNOWLEDGEMENT TO:

Suite 3 Level 3, 89 Pirie Street,

Adelaide SA 5000, Australia

Attention: Chief Executive Officer